UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
                                             November 30, 2006

via facsimile and U.S. mail

Mr. Mike J. Ulrich
JPMorgan Chase Bank N.A., Trustee
Institutional Trust Services
221 West Sixth Street, 1st Floor
Austin, Texas 78701


      Re:	MV Oil Trust
		Registration Statement on Form S-1/A-2
      Filed November 9, 2006
		File Nos. 333-136609

Dear Mr. Ulrich:

      We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-1

General

1. Please update your historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation
S-X.

2. Expand the text accompanying the map to explain succinctly why you are identifying certain areas and refineries. If appropriate, include section and page references to the more detailed related disclosure that appears in the prospectus.

Risk Factors, page 20

The trust has not requested a ruling from the IRS regarding the tax treatment..., page 27

3. Risk factors should describe the risks presented plainly and succinctly, without any language that mitigates the risk. Refer to comment 11 from our letter dated September 13, 2006. We note, for example, that you begin this risk factor stating that "the trust has received an opinion of tax counsel."  You also state that
"although
trust unitholders would recoup their basis in the net profits interest
on a schedule that is in proportion to expected production from the
net profits interest..." and that "[n]either MV Partners nor the trust
can assure...."  Please revise.

4. We reissue prior comment 7 in part. Please revise to discuss the lack of precedent for the tax treatment you anticipate for the units.

Unaudited Pro Forma Financial Information - MV Partners, LLC, page
MVF-24

Unaudited Pro Forma Statements of Earnings, page MVF-26

5. We note your response to comment 12 in our letter dated October
5,
2006 in which you explain that generally you do not adjust your pro forma financial statements for gains and losses directly attributable to the transaction. This is typically the case when the entire gain or loss will be recognized in a single period; and therefore, will not have a continuing impact on the financial statements. However, under your circumstances the gain will be deferred and will be recognized over an extended period of time and will have a continuing impact on your operations. Please revise your pro forma statements of earnings to include an adjustment to reflect the portion of the gain that would have been recognized had the conveyance of the net profits interest and the initial public offering transactions occurred as of January 1,
2005.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marc Wojciechowski at (202) 551-3759 or
Jennifer
Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to any engineering issues to Ronald Winfrey, Petroleum Engineer, at (202) 551- 3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg,
Special Counsel, at (202) 551-3707 with any other questions.

      					Sincerely,



      					H. Roger Schwall
      Assistant Director

cc: 	M. Ulrich
      M. Wojciechowski
	J. Gallagher
      R. Winfrey
      T. Levenberg
      C. Moncada-Terry
Mr. Mike J. Ulrich
MV Oil Trust
November 30, 2006
Page 4